Multi Ways Holdings Limited

3E Gul Circle

Singapore 629633

February 8, 2023

Via Edgar Correspondence

Mr. Andrew Blume

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Multi Ways Holdings Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 23, 2022 CIK No. 0001941500

Dear Mr. Blume,

This letter is in response to the letter dated December 9, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Multi Ways Holdings Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 3 to the Draft Registration Statement”) is being submitted to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 23, 2022

Report of Independent Registered Public Accounting Firm, page F-25

1. We note your response to comment 2 and your statement that the audit report date in the initial filing “was incorrect due to clerical error.” Considering the initial filing was submitted on August 26, 2022, an audit report dated October 21, 2022 would not have been possible. Accordingly, please clarify why the audit report date changed between filings and tell us how your audit report date complies with PCAOB Auditing Standard 3110. In doing so, tell us if the financial statements included in any prior filings were submitted prior to audit completion.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the audit completed on August 26, 2022. The auditor issued the auditor’s report on August 26, 2022 when the Company initially submitted the draft registration statement on Form F-1. The auditor changed the date of the audit report from August 26, 2022 to October 21, 2022 because the Company disclosed two revenue streams accounting policy notes pursuant to the Staff’s prior comments. The auditor has re-assessed the changes to the financial statements and PCAOB Auditing Standard 3110 and 4101 and clarified that the audit reports in the draft registration statement amendment no.1 submitted on October 21, 2022 and in the draft registration statement amendment no.2 submitted on November 23, 2022 should have remained as August 26, 2022. The financial statements included in prior filings were not submitted prior to an audit completion. The auditor included the audit report dated August 26, 2022 in the Amendment No. 3 to the Draft Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ James Lim Eng Hock
Name:	James Lim Eng Hock
Title:	Chief Executive Officer